# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: OppFi Inc., CIK 0001818502
CUSIP: 68386H103
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 130 E. Randolph Street, Suite 3400, Chicago, United States (X1), 60601
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0000846087

## Reporting persons
- Wellington Trust Company, NA: type of reporting person: bank (BK); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 1,462,035; sole dispositive power 0; shared dispositive power 1,462,035; aggregate amount beneficially owned 1,462,035 (5.5% of the class)

## Item 1. Issuer
Name of issuer: OppFi Inc.
Address of issuer's principal executive offices: 130 E. Randolph Street, Suite 3400, Chicago IL 60601

## Item 2. Person Filing
Name of person filing: Wellington Trust Company, NA
Address of principal business office or, if none, residence: c/o Wellington Management Company LLP, 280 Congress Street, Boston MA 02210
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: bank (BK)

## Item 4. Ownership
Amount beneficially owned: 1,462,035
Percent of class: 5.53
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 1,462,035
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 1,462,035

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The securities as to which this Schedule is filed by Wellington Trust Company, NA, in its capacity as investment adviser, are owned of record by clients of Wellington Trust Company, NA. Those clients have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, such securities. No such client is known to have such right or power with respect to more than five percent of this class of securities, except as follows:

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Wellington Trust Company, NA: Matthew N. Shea, Authorized Person (05/15/2026)